April 8, 2009
Mr. Jeffrey P. Riedler
Assistant Director
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	American International Group, Inc.
Form 8-K filed March 25, 2009
File No. 1-8787
Dear Mr. Riedler:
We are in receipt of your letter dated March 31, 2009 and thank you for your comment concerning American International Group, Inc.’s (AIG) captioned filing. We are pleased to confirm that we intend to file a copy of Mr. Edmund Tse’s Service Agreement as an exhibit to AIG’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2009.
AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s filings is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

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